Mail Stop 03-05
								June 1, 2005


Joseph E. Royce
President, Chief Executive Officer and Chairman
TBS International Limited
Commerce Building
Chancery Lane
Jamilton HM 12, Bermuda

Re:	TBS International Limited
	Registration Statement on Form S-1/A
      Filed May 31, 2005
	File No. 333-123157

Dear Mr. Royce,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 21
1. We note your changes to the Capitalization table as requested in our prior comment 5. However, we would like you to clarify in the disclosure how the adjusted New Class A and New Class B amounts of $138 are determined since we cannot determine this from your current disclosures. Also, as requested in our prior comment, please revise to clearly indicate the number of New Class A and New Class B shares outstanding, as adjusted for the changes in capital structure and as adjusted for the offering.

Dilution, page 23
2. Please tell us how the total cash consideration paid by your existing shareholders of $5,644,793 was calculated or determined.

Unaudited Pro Forma Consolidating Financial Information, page 24
3. We note the disclosures added to page 24 in response to our prior
comment number 6 but do not believe that your response or your revised disclosures were fully responsive to our prior comment. Please tell us and revise your disclosure to explain why the shares issued on conversion of your 1,500,000 existing Class A common shares, 1,500,000 existing Class B common shares and 5,034,426 Class
C shares (after adjustment for the conversion of the preference shares and exercise of the Series A warrants) were first consolidated into new Class B common shares on a 2.5 for 1 basis and explain how
the terms of this conversion were determined.  Also, explain why
2.29
new Class A common shares and 3.85 new Class B common shares were then issued to each holder of Class B common shares and explain how the ratios of Class A and Class B shares issued were calculated or determined. Also, clarify whether certain shareholders received Class A versus Class B shares in this transaction and explain the rationale for the types of shares issued to your shareholders. We may have further comment upon receipt of your response. Your discussion of this matter included on page 38 of MD&A and in Notes 2 and 14 to your financial statements should be similarly revised.

Unaudited Pro Forma Consolidating Balance Sheet, page 26
4. Please revise your disclosure to include a footnote explaining the determination of the amounts in the proforma adjustments column reducing common shares, New Class B by (18) and increasing common shares, New Class A by 64.

Unaudited Pro Forma Consolidating Income Statement, page 29
5. We note your response to our prior comment number 7 and the disclosure that has been added to footnote (1) in response to our comment but do not believe that your revised disclosures are fully responsive to our prior comment. Please revise footnote (1) to explain in further detail how the conversion of your Class A, Class B and Class C common shares into new Class A and new Class B shares will be accomplished. Your revised footnote disclosure should be presented in a level of detail consistent with that provided in the third paragraph on page 24 explaining how the conversion will be accomplished. You will also need to explain in further detail how the adjustment to the weighted average shares used to determine your diluted weighted average shares outstanding was calculated or determined. The disclosures provided in Note 2 to your financial statements should be similarly revised.

Financial Statements

Note 12. Shareholders` Equity, page F-21
6. We note your response and the disclosure that has been provided in
Note 12 in response to our prior comment number 12.  Please revise
Note 12 to clarify why Series A warrants to purchase 2,034,426
Class
C common shares are currently outstanding as disclosed in Note 12 if only 1,769,123 Series A warrants were issued in connection with the
Company`s emergence from bankruptcy. If additional warrants were issued as a result of the anti-dilution provisions in the warrants, revise the notes to your financial statements to disclose the transactions that triggered the issuance of the warrants and indicate the number of additional warrants issued.

Note 13. Purchase of Vessels, page F-23

Note 14. Subsequent Events - Vessels under contract for purchase, page F-25
7. We note the disclosure in Notes 13 and 14 describing the Company`s purchase of various vessels during 2004 and 2005 as well as vessels under contract for purchase. As it appears many of your purchases are used vessels that were previously involved in revenue generating activity, please explain in detail why you do not believe the acquisitions of these vessels represent businesses for which audited financial statements and pro forma financial information should be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Assuming a satisfactory response to the above comment, please revise appropriate sections of your document, including MD&A to explain your basis for your conclusion.

Exhibits

Exhibit 5.1

Please delete the last sentence in the fourth paragraph of the opinion.

**********

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Clair Lamoureux at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3755 with any other questions.

Sincerely,



Max A. Webb
Assistant Director


cc:	Via Facsimile
      Steven R. Finely
      Gibson, Dunn & Crutcher LLP
      (212) 351-4035
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Joseph E. Royce
TBS International Limited
June 1, 2005
Page 4